Arrived Homes, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109
March 3, 2023
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Eric McPhee

Re:
Arrived Homes, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 37
Filed February 14, 2023
File No. 024-11325

Dear Mr. McPhee,

This letter is being submitted by Arrived Homes, LLC (the “Company”) in response to the comment letter dated February 24, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A POS (File No. 024-11325) submitted to the Commission on February 14, 2023 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 38 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Form 1-A POS Filed February 14, 2023

  We note that historical financial information included in your unaudited combined pro forma balance sheet as of June 30, 2022 and your unaudited combined pro forma statement of operations for the six months ended June 30, 2022 is not consistent with how it is reported for each series owned in your respective financial statements included in your semi-annual Report on Form 1-SA/A as of and for the six months ended June 30, 2022. Please reconcile these discrepancies.
Response: In response to the Staff’s comment on February 24, 2023, the Company has revised the unaudited combined pro forma balance sheet as of June 30, 2022 and the unaudited combined pro forma statement of operations for the six months ended June 30, 2022 to be consistent with how such financial information is reported for each series in the respective financial statements included in the Semi-Annual Report on Form 1-SA/A as of and for the six months ended June 30, 2022.
If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq., General Counsel